September 10, 2008

Mail Stop 4561

Mr. David Lyon
Senior Financial Analyst	Filed via EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Republic Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q/A for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-24649

Dear Mr. Lyon:

The following responses are to the comments contained in your correspondence dated August 29, 2008 for the corporation and filings listed above.

Form 10-Q/A for the Quarterly Period Ended March 31, 2008—Item 4. Controls and Procedures, page 55

SEC Comment #1:

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We note your disclosure that the Company’s Chief Executive Officer and Chief Financial Officer concluded that disclosures controls and procedures were effective as of March 31, 2008. We also note your disclosure that the Company concluded that its internal controls related to the accrual of product rebates were not effective during the first quarter of 2008. Given the exception noted, it is unclear whether your Chief Executive Officer and Chief Financing Officer continue to believe your disclosure controls and procedures were effective at March 31, 2008. Please revise your disclosure in Item 4 of your March 31, 2008 Form 10-Q/A to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures were effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if true, you can state that given the identified matters, your disclosure controls and procedures were not effective. You should not, however, state the conclusion in your current disclosure, that your disclosure controls and procedures were effective except to the extent they were not effective.

Mr. David Lyon
September 10, 2008

SEC Comment #2:

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As a related matter, we note your disclosure that management has made modifications to the internal control procedures for product rebates to remediate this deficiency and anticipates that such controls will operate effectively for the remainder of 2008 (to the extent required) and for the first quarter of 2009 tax season. Please tell us, and revise your disclosures accordingly, to explain in sufficient detail the remediation plan and when it was implemented.

Management’s Response to Comments #1 and #2:

In response to your comments #1 and #2, we propose that the following language be included at Item 4 of Part I in an Amendment No. 2 to the Form 10-Q/A for the quarterly period ended March 31, 2008:

Item 4.  Controls and Procedures.

As of the end of the period covered by this report, an evaluation was carried out by Republic Bancorp, Inc.’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and completely and accurately reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded at that time that these disclosure controls and procedures were effective as of the end of the period covered by this report, i.e. March 31, 2008. As discussed in the Explanatory Note to this Amended Report, however, subsequent to the Original Filing the Company identified a deficiency in the calculation of product rebates the Company pays to third party technology and service providers in its Tax Refund Solutions segment. As a result, our Chief Executive Officer and Chief Financial Officer have concluded subsequent to the Original Filing that our disclosure controls and procedures were not effective as of March 31, 2008.

Effective July 11, 2008 with the approval of the Company’s audit committee, management modified its internal control procedures for product rebates to remediate this deficiency and anticipates that such modified internal controls will operate effectively for the remainder of 2008 (to the extent required) and for each reporting period thereafter. Specifically, the Company has implemented procedures for the end of each reporting period in which separate individuals perform independent product rebate accrual calculations with a final reconciliation between the two calculations performed by the Company’s accounting function.

Mr. David Lyon
September 10, 2008

In addition, no change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit 31.1 and 31.2
Section 302 certifications

In future filings, we will provide Section 302 certifications which exclude the title of the certifying individual from the opening paragraph.

* * * * *

If this response is acceptable, the Company will promptly file a Form 10-Q/A (Amendment No. 2) for the quarterly period ended March 31, 2008. The Form 10-Q/A will consist of a cover page, explanatory note, amended Item 4 of Part I as set forth above, and currently dated Section 302 certifications.

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Requested Acknowledgement

Republic Bancorp, Inc. acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 560-8628 if you have any questions.

Sincerely, /s/ Kevin Sipes Kevin Sipes Chief Financial Officer

Copy to:	Mr. Ben Phippen